UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **RESULTS OF A GENERAL MEETING REGARDING THE NEW MEMORANDUM OF INCORPORATION (MoI)**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

27 March 2013

RESULTS OF A GENERAL MEETING REGARDING THE NEW MEMORANDUM OF INCORPORATION (MoI)

Shareholders are referred to the circular to shareholders dated 22 February 2013 relating to the company's new MoI.

In this regard, shareholders are advised that at the general meeting held today, the special and ordinary resolutions set out in the notice of the general meeting were approved.

The special resolution will be filed with the Companies and Intellectual Property Commission in due course in accordance with the requirements of the Companies Act, 2008.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

<u>Contacts</u>

Media   **Tel:**   **E-mail:**
Alan Fine   +27-11 637- 6383 / +27 (0) 83 250 0757   afine@anglogoldashanti.com
Chris Nthite   +27 (0) 11 637 6388/+27 (0) 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021   sbailey@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors
Stewart Bailey   +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021   sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)   +1 (212) 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)   +44 779 497 7881 / +44 1225 93 8483   mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa)   +27 11 6376797 / +27 82 821 5322   fmgidi@anglogoldashanti.com
General inquiries   investors@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 27, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary